SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR November 04, 2003

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO-SABESP

PUBLICLY-TRADED COMPANY
TAX ID (CNPJ) nº 43.776.517/0001-80
NIRE (NIRC) nº 35.3000.1683 -1
SUBSCRIBED AND PAID-IN CAPITAL - R$ 3,403,688,565.23
MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON OCTOBER 28th, 2003

DATE, TIME AND VENUE: On October 28th, 2003, at 16:00, at the Company’s Head Office, located at Rua Costa Carvalho, no. 300, São Paulo - SP. CONVOCATION OF MEETING: A Convocation Notice was published on September 17, 18 and 19 of 2003 in the Official Gazette “Diário Oficial do Estado de São Paulo” and the newspaper “Gazeta Mercantil”. ATTENDEES: Shareholders representing more than two-thirds of capital stock, as evidenced by the signatures in the Shareholders Attendance Book. MEETING BOARD: Presiding Chairman: Vice-Chairman of the Board of Directors, Fernando Carvalho Braga. Secretary: Maria Cristina Biselli Ferreira. AGENDA: I) The appointment of appraisers to draw up the Appraisal Report, according to economic value, of the Sanitation System of the Municipality of São Bernardo do Campo; II) Ratification of the fees due to members of the Executive Board, Board of Directors and Fiscal Advisory Board; III) Other matters of interest to the Company. INFORMATION: 1) The agenda was duly reviewed by the State Economic Defense Council – “CODEC”, as specified in Opinion no. 098/2003 of 06/10/2003 related to Proceeding S.F. no. 12091-431445/2003, which guides the vote of the majority shareholder Fazenda do Estado de São Paulo. 2) The minutes were recorded in the form of a summary, according to paragraph 1 of article 130 of Law 6404/76 and its respective amendments. DISCUSSIONS AND DECISIONS: The Presiding Chairman opened the meeting with a discussion of Item I on the agenda: “The appointment of appraisers to draw up the Appraisal Report, according to economic value, of the Sanitation System of the Municipality of São Bernardo do Campo”. With the floor, the representative of Finance Secretariat of the State of São Paulo, Claudia Polto da Cunha, based on the above-mentioned CODEC Opinion and considering that the issue had been approved by the Company’s Board of Directors, proposed the appointment of the following appraisers to draw up the Appraisal Report, according to economic value, of the Sanitation System of the Municipality of São Bernardo do Campo: Prof. Roberto Mario Perosa Junior – indicated by Sabesp; Prof. Francisco Humberto Vignoli – indicated by the São Bernardo do Campo Municipal Authority; and Engineer Antonio Sérgio Liporoni – indicated by joint agreement between Sabesp and the São Bernardo do Campo Municipal Authority. Put to the vote by the Presiding Chairman, the proposal was approved by the majority of votes. The Presiding Chairman then moved on to a discussion of Item II on the agenda: “Ratification of the fees due to members of the Executive Board, Board of Directors and Fiscal Advisory Board”. Again with the floor, the representative of Finance Secretariat of the State of São Paulo, Claudia Polto da Cunha, based on the above-mentioned CODEC Opinion, proposed the ratification of new remuneration conditions for the Executive Board, Board of Directors and Fiscal Advisory Board of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, as of May, 2003, whereby each Director would receive the sum of R$ 12,720.00 (twelve thousand, seven hundred and twenty Brazilian reais). She further proposed that members of the Board of Directors would be entitled, per session, to 0.1 (one tenth) of the remuneration stipulated for the Chairman of the Board, up to the limit of 2 (two) paid sessions per month, as determined in article 7 of CODEC Deliberation no. 01/91; and that members of the Fiscal Advisory Board would be entitled to a monthly remuneration equivalent to 0.1 (one tenth) of the monthly weighted average of the fees paid to the Executive Board, according to the values stipulated by CODEC, limited to one paid session per month accompanied by proof of attendance. Finally, she proposed that the payment of any eventual bonuses to the Directors, under the terms of CODEC Official Letter no. 134/2003, should be subject to subsequent ratification by a General Shareholders’ Meeting, once the authorizing conditions for said payments had been met. Put to the vote by the Presiding Chairman, the proposal was approved by the majority of votes. The Presiding Chairman then moved on to a discussion of Item III on the agenda: “Other matters of interest to the Company”. With the floor, the representative of Finance Secretariat of the State of São Paulo, Senhora Claudia Polto da Cunha, reiterated the conformity with prevailing legislation to the Company’s management. Minority shareholders voted in accordance with the attached voting statements. The voting was as follows: Senhor Daniel Alves Ferreira, Brazilian citizen, married, bearer of ID card (R.G.) no. 10.933.833, representative of shareholders whose proxies were certified by the Meeting Board and numbered as follows: 1) voted in favor of items 1 and 2 and against item 3; and 2) voted in favor of items 1 and 2, with the exception of shareholder Vanguard Emer Mkts Stock Indes FD, who voted against item 2, and all voted against item 3. Also present was Senhor Caio Rossoni, Brazilian citizen, single, bearer of ID card (R.G.) no. 27.744.391-X SSP/SP, representing the shareholders whose proxy was certified by the Meeting Board and numbered as 3), who abstained on all three items. Also present was mister Adelmo Ferreira de Lima Filho, Brazilian citizen, single, ID card (R.G.) no. 30.620.540.-3 SSP/SP, representing the shareholder whose proxy was certified by the Meeting Board and numbered as 4), who presented a declaration of 318,130,000 votes in favor of item 1 and 968,750 votes against it; 297,410,750 votes in favor of item 2 and 15,129,500 votes against it; and 195,435,000 in favor of item 3 and 106,016,750 against it. CLOSING AND SIGNATURE OF MINUTES: Having no further business, the Presiding Chairman thanked the attendees for their presence and declared the Extraordinary General Meeting closed and the present minutes were drawn up, read and approved, and signed by the Presiding Chairman and Secretary and those shareholders present, who constituted the majority required for the deliberations in question. ATTENDEES: Vice-Chairman of the Board of Directors, Fernando Carvalho Braga, the representative of the shareholder Finance Secretariat of the State of São Paulo, Claudia Polto da Cunha, plus Daniel Alves Ferreira, Caio Rossoni, Adelmo Ferreira de Lima Filho and Maria Cristina Biselli Ferreira. DOCUMENTS FILED AT HEAD OFFICE

São Paulo, October 28, 2003

Shareholders present:

FERNANDO CARVALHO BRAGA	CLAUDIA POLTO DA CUNHA
Chairman of the Meeting Board	representing Finance Secretariat of the State of São Paulo

MARIA CRISTINA BISELLI FERREIRA	DANIEL ALVES FERREIRA
Secretary of the Meeting Board

CAIO ROSSONI	ADELMO FERREIRA DE LIMA FILHO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: November 05, 2003

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic and Financial Director and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.